Exhibit 12.1
NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended										40 Weeks Ended
	Jan. 1,		Dec.31,		Dec.30,		Dec.29,		Jan.3,		Oct. 4,		Oct. 10,
(In thousands, except ratios)	2005		2005		2006		2007		2009		2008		2009

Fixed Charges:
Interest expense on Indebtedness	$27,181		27,877		30,840		28,088		26,466		20,432		18,765

Rent expense (1/3 of total rent expense)	9,901		10,386		9,966		9,057		9,496		7,172		7,887

Total fixed charges	$37,082		38,263		40,806		37,145		35,962		27,604		26,652

Earnings:
Income (loss) before provision for income taxes	$19,199		63,721		(21,689)		53,015		53,791		43,148		65,295

Fixed charges	37,082		38,263		40,806		37,145		35,962		27,604		26,652

Total earnings	$56,281		101,984		19,117		90,160		89,753		70,752		91,947

Ratio	1.52	x	2.67	x	0.47	x	2.43	x	2.50	x	2.56	x	3.45	x